

Mail Stop 4561

December 4, 2019

Sing Wang
Chief Executive Officer
TKK Symphony Acquisition Corporation
c/o Texas Kang Kai Capital Management (Hong Kong) Limited
2039, 2/F United Center
95 Queensway Admiralty, Hong Kong

> **Re: TKK Symphony Acquisition Corporation**
> **Amendment No. 2 to Schedule TO-I filed November 22, 2019**
> **Filed by TKK Symphony Acquisition Corporation**
> **File No. 005-90609**

Dear Mr. Wang:

We have reviewed the above-captioned filing, and have the following comments. Where indicated, the Schedule TO should be amended in response to these comments. If you disagree, we will consider the explanation as to why a comment is inapplicable or a revision is not necessary. In some of our comments, we may ask for information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 8, 2019.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Glory Star Group, page 124

1. We note your response to prior comment number 9. Please tell us whether management uses the number of either daily active users or monthly active users to manage the business. In this regard, we note your disclosure on pages 130-131 that the growth of your live shows has attracted numerous active users to provide a platform for more advertisers.

Notes to Consolidated Financial Statements, page F-38

2. In regard to your response to our comment three, tell us how you determined that your "net restricted net assets were 4.2 percent of the consolidated equity as of December 31,

2018." Tell us how you considered your statements to comments two and ten where you state, "Glory Star is a holding company with no material operations of its own. Glory Star conducts its operations primarily through its subsidiaries and VIEs in China. As a result, Glory Star's ability to pay dividends depends upon dividends paid by Glory Star's wholly-owned subsidiaries. In addition, Glory Star's WFOE is permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations… Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE." Furthermore, tell us how you considered your new disclosure noted in your response to comment one where you state, "we need to obtain SAFE approval to use cash generated from the operations of the WFOE and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, if any, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future."

2. Summary of Significant Accounting Policies

(m) Revenue Recognition, page F-44

3.   We note your response to prior comment 13. Please clarify the measure of progress used to recognize copyright revenue associated with content that you co-produce with others. For example, it is unclear if you recognize over time based upon the number of views and unit price per view, based upon an allocation of transaction price as each episode is delivered or some other method. Please refer to ASC 606-10-25-31 through 25-34 and 606-10-50-18.

General

4.   We note your response to prior comment 17. In order to provide context to your claims that you "operate a leading mobile and online advertising, digital media, and entertainment business in China" and that you have a "leading market position" please provide quantitative disclosure, such as market size and your market share, with respect to each of your business lines.

5.   As represented in the correspondence dated November 8, 2019, and submitted electronically on EDGAR by TKK on the same date, please confirm that the Exhibit Index to Schedule TO will be amended to explicitly include the periodic reports which have been incorporated by reference by TKK in response to Item 10 of Schedule TO.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371, or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Larry Spirgel, Office Chief, at (202) 551-3815, with any other questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Douglas S. Ellenoff, Esq.
Stuart Neuhauser, Esq.
Jeffrey W. Rubin, Esq.
Joshua N. Englard, Esq.
Ellenoff Grossman & Schole LLP